Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the two-year period ended December 31, 2012, and for the three months ended March 31, 2013, in accordance with IFRS.

Grupo Televisa, S.A.B.

(Millions of Pesos)

	December 31,		March 31, 2013
	2011	2012
IFRS:
EARNINGS:
Pretax-income from continuing operations	11,632.7	14,789.1	2,550.8
Add:
Fixed charges	4,493.3	4,641.2	1,173.8
Amortization of capitalized interest (Property, plant and equipment)	—	—	—
Distributed income of equity investees	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—
Subtract:
Interest capitalized	—	—	—
Non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—

Total:	16,126.0	19,430.3	3,724.6

FIXED CHARGES:
Interest costs:
Expensed	4,174.5	4,369.3	1,104.5
Capitalized	—	—	—

Total	4,174.5	4,369.3	1,104.5
Amortization of debt expense and discount related to indebtedness	—	—	—
Rental expense	318.8	271.9	69.3

Total	4,493.3	4,641.2	1,173.8

RATIO OF EARNINGS TO FIXED CHARGES	3.6	4.2	3.2